Exhibit 15.6

RECAPITALIZATION RISK FACTORS

Capitalized terms, not defined herein, have the meanings set forth in the Company’s Form 20-F Annual Report.

Risk Factors Relating to the Recapitalization

The completion of the Recapitalization may not occur in the time or manner expected, if at all

The Company will not complete the Recapitalization unless and until all conditions precedent to the Plan are satisfied or waived, in particular, the Recapitalization is subject to regulatory, court, shareholder and noteholder approval. The requisite shareholder and noteholder approvals were obtained on March 31, 2017. There can be no certainty, nor can the Company provide any assurance, that all remaining conditions precedent to the Plan will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Even if the Recapitalization is completed, it may not be completed on the terms currently proposed. Accordingly, the shareholders and noteholders participating in the Recapitalization may have to wait longer than expected to receive their consideration under the Recapitalization. In addition, if the Recapitalization is not completed on the terms currently proposed, the Company may incur additional expenses.

The Recapitalization may not improve the financial condition of the Company's business

The Company believes that the Recapitalization will enhance the Company's liquidity and provide it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

After the Recapitalization, RFW, Gramercy and BlackRock will own a significant number of the Common Shares and their interests may conflict with the interests of other Common Shareholders

Following the completion of the Recapitalization, it is expected that RFW, Gramercy and BlackRock will hold approximately 30%, 30% and 14% of the outstanding Common Shares, respectively. Accordingly, each of RFW, Gramercy and BlackRock would have a significant vote on any matter coming before a vote of Common Shareholders. The interests of each of RFW, Gramercy and BlackRock in the Company's business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other Common Shareholders and holders of the New Notes. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Company, and consequently impact the value of the Common Shares.

Potential Effect of the Recapitalization on Banro's Relationships

There can be no assurance as to the effect of the announcement of the Recapitalization on Banro's relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization, or the effect if the Recapitalization is completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or loan terms, increases in the price of supplied goods, or the loss of a major supplier or contractor, or of multiple other suppliers or contractors, this could have a material adverse effect on Banro's business, financial condition, liquidity and results of operations. The Company may also be unable to retain and motivate key executives and employees following the Recapitalization and the Company may have difficulty attracting new employees.

The Company will, following the Recapitalization, have significant indebtedness, which could adversely affect its financial condition and limit its ability to fulfill its obligations

Banro expects to have a significant amount of indebtedness and significant debt service obligations following the Recapitalization. This high degree of leverage could have negative consequences to Banro, including:

(a)	making it more difficult for Banro to satisfy its obligations with respect to its debt securities, including the New Notes, and other indebtedness;

(b)	increasing Banro's vulnerability to adverse economic and industry conditions;

(c)

requiring Banro to dedicate a substantial portion of cash from operations to service its indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

(d)	limiting Banro's ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

(e)	placing Banro at a disadvantage compared to its competitors that have a lower degree of leverage; and

(f)	limiting Banro's flexibility in planning for, or reacting to, changes in its business.

Risk Factors Relating to Non-Implementation of the Recapitalization

The Company may be unable to continue as a going concern

If the Recapitalization is not implemented, the Company may not be able to generate sufficient cash flow from its operations to meet its obligations and, as such, the Company may be unable to continue as a going concern and may be required to liquidate in the near or medium term. The Company has constrained ability to generate cash flow and a significant debt burden which severely limit the alternatives available to the Company to raise additional capital. There can be no assurance that the Company will be able to obtain additional capital on terms acceptable to Banro or at all. The inability to secure additional capital required to meet Banro's financial obligations under the indenture for the 2012 Notes (the “2012 Notes Indenture”), the Term Loan and other indebtedness of the Company would have a material adverse effect on the Company's financial condition and its ability to continue as a going concern.

The financial statements included in the Form 20-F are presented on the assumption that the Company continues as a going concern in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of Banro's assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders

In the event that the Recapitalization is not implemented, the Company would be obligated to pay US$175,000,000 principal payment plus any accrued interest for 2012 Notes and US$22,500,000 principal payment plus any accrued interest for the Term Loan, each due and payable on March 1, 2017. In addition, US$43,066,960 plus accrued and unpaid dividends is payable on June 1, 2017 in respect of the retirement of the Exchangeable Preferred Shares. The Company does not currently have sufficient cash reserves to make such payments.

In the event that the Recapitalization is not implemented, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation. The Company may be required to develop plans for the safe, orderly shut-down of operations in the event there is not a timely resolution of the Company's liquidity issues to provide for the longer term care and operation of its assets. In the event that the Company commences proceedings under the CCAA, the Common Shareholders will not be entitled to receive any consideration or retain any of their Common Shares.

The Company will likely default on its obligations under the 2012 Notes Indenture

The Company will likely default on its principal repayment and accrued interest payment obligations under the 2012 Notes Indenture and payment obligation owed to holders of Exchangeable Preferred Shares if the Recapitalization or similar transaction is not completed quickly. The Company will likely be unable to resolve such defaults through other means, which could result in the Company commencing insolvency proceedings or otherwise seeking creditor protection.

Potential non-consensual proceedings may affect the Company's business

If the Company does not complete the Recapitalization, the negative publicity or news coverage relating to a potential non-consensual proceeding under creditor protection legislation may have an adverse effect on the Company's business and there can be no assurance that negative publicity will not have a long-term negative effect on the business.

Risk Factors Relating to Common Shares and Other Equity Securities

The Recapitalization will Result in Substantial Dilution to Common Shareholders

The Recapitalization will result in the current holders of Common Shares holding approximately 27.6% of the outstanding Common Shares of the Company after giving effect to the Recapitalization. This dilution will result in diminished voting power to existing Common Shareholders and dilution in earnings per Common Share, if any.

The trading price for the Common Shares may be depressed following the completion of the Recapitalization

Notwithstanding the availability of the cash election, affected Noteholders may seek to dispose of the Common Shares they receive under the Plan (if a cash election is not made) following the completion of the Recapitalization to obtain liquidity. This could cause the initial trading price for the Common Shares to be depressed.

Exchange of Debt for Equity

By exchanging the 2012 Notes for Common Shares and New Notes, noteholders will be changing the nature of part of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Claims of Common Shareholders will be subordinated in priority to the claims of creditors in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company.

Absence of a public market for Common Shares

An active public market for the Common Shares may not be sustained after the Plan and proposed share consolidation (the “Consolidation”) are completed. If an active public market is not sustained, the liquidity of the Common Shares may be limited and the value of the Common Shares may decline.

The trading price for the Common Shares may be volatile

The trading price of the Common Shares may be subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares after the Plan and Consolidation are completed may increase or decrease in response to a number of events and factors, including:

(a)	change in gold prices;

(b)	Banro's financial condition, financial performance and future prospects;

(c)	the public's reaction to Banro's news releases, other public announcements and Banro's filings with the various securities regulatory authorities;

(d)	changes in production estimates or recommendations by research analysts who track the Company's equity securities or the securities of other companies in the gold mining sector;

(e)	changes in general economic conditions and the overall condition of the financial markets;

(f)	the number of Common Shares to be publicly traded, including upon issuance of convertible-securities of the Company;

(g)	the arrival or departure of key personnel;

(h)	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

(i)	the factors listed in the Form 20-F under the "Cautionary Statement regarding Forward- Looking Statements".

Issuance of a significant number of equity securities in the public markets could depress the market price of the Common Shares

The Company in the future may need to sell additional equity. The sale of a significant number of Common Shares or other equity-related securities in the public markets by the Company or by the Company's significant Common Shareholders could depress the market price of the Common Shares. In addition, the issuance of equity securities by the Company will cause investors to suffer dilution of their voting power and Banro may experience dilution in its earnings per Common Share, if any. The Company cannot predict the effect that futures sales or issuances of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of Common Shares or by hedging or arbitrage trading activity.

Risk Factors Relating to the New Notes

The Indenture for the New Notes (the “New Notes Indenture”) contains significant restrictions that limit the Company's operating and financial flexibility

The New Notes Indenture contains covenants that, among other things, limit Banro's ability to:

(a)	incur additional indebtedness;

(b)	make certain investments;

(c)	enter into any joint venture agreement with respect to certain investments;

(d)	transfer or sell certain investments; and

(e)	enter into certain gold stream agreements, gold forward sales or similar types of transactions.

All of these restrictions may limit the Company’s ability to execute its business strategy.

Despite the Company's current level of indebtedness, Banro may still incur significantly more debt

The Company may incur significant additional indebtedness in the future. Although the New Notes Indenture will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be significant. If the Company incurs any additional indebtedness that ranks equally with the New Notes, subject to collateral arrangements, the holders of that debt will be entitled to share rateably with holders of the New Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company. If new debt is added to the Company's current debt levels, related risks that the Company now faces could intensify.

The Company may not generate cash flow sufficient to service all of its obligations

The Company's ability to make payments on its indebtedness, including the New Notes, and to fund its operations, working capital and capital expenditures, depends on its ability to generate cash in the future. Its cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond the Company's control. The Company's business may not generate cash flow in an amount sufficient to enable it to pay the interest on, or to repay, its indebtedness, including the New Notes, or to fund its other liquidity needs. Banro may need to refinance all or a portion of its indebtedness, including the New Notes, on or before maturity. Banro's ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

(a)	its financial condition at the time;

(b)	restrictions in its indentures and loan agreements; and

(c)	other factors, including the condition of the financial markets or the gold market.

As a result, the Company may not be able to refinance any of its indebtedness, including the New Notes, on commercially reasonable terms, or at all. If the Company does not generate sufficient cash flow from operations, and additional borrowings or refinancing or proceeds of asset sales are not available to the Company, it may not have sufficient cash to enable it to meet all of its obligations, including payments on the New Notes.

The New Notes are structurally subordinated to the indebtedness of the Company's subsidiaries that are not guarantors of the Notes

Holders of the New Notes will not have any claim as a creditor against any of the Company's existing or future subsidiaries that are not guarantors to the New Notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to the Company, upon liquidation or otherwise, to meet its obligations with respect to the New Notes.

The RFW-Gramercy Gold Forward and the Gramercy Gold Forward, will be effectively senior to the New Notes to the extent of the value of the collateral securing such indebtedness on a first-priority basis

The New Notes will be secured with a second priority senior secured lien, ranking junior in right of payment to the RFW-Gramercy Gold Forward and the Gramercy Gold Forward. If the Company is declared bankrupt, becomes insolvent or is liquidated or reorganized, the RFW-Gramercy Gold Forward and the Gramercy Gold Forward will be entitled to be paid from the Company's present and after acquired assets before any payment may be made with respect to the New Notes. Holders of the New Notes will participate rateably in the Company's remaining assets with all holders of other indebtedness that is deemed to rank equally with the New Notes, based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the New Notes.

The value of the collateral may not be sufficient to satisfy the Company's obligations under the New Notes

No appraisal of the value of the collateral has been made and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of the collateral may not be sufficient to pay the Company's obligations under the New Notes.

The Company may be unable to purchase the New Notes in the event of a change of control or upon a mandatory redemption

Upon the occurrence of a change of control, as defined in the New Notes Indenture or upon a mandatory redemption, the Company will be required in certain circumstances to make an offer to purchase the New Notes at prices set forth in the New Notes Indenture. The Company may not have available funds to pay the purchase price at the time of such an event.

No market for the New Notes

There is currently no market through which the New Notes may be sold. There can be no assurance that a secondary market for trading in the New Notes will develop or that any secondary market that does develop will continue. In addition, New Notes in principal amount of less than US$1,000 may be highly illiquid.

Changes in the Company's credit rating or the credit markets could adversely affect the price of the New Notes

The trading price of the New Notes depends on many factors, including:

(a)	the Company's credit rating with any credit rating agency;

(b)	the prevailing interest rates being paid by other companies similar to Banro;

(c)	the Company's financial condition, financial performance and future prospects; and

(d)	the overall condition of the gold and financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the New Notes. The Company is unsure that credit rating agencies will provide or maintain their credit rating on the New Notes. A negative change in the rating could have an adverse effect on the New Notes.

Third Party Credit/Contractual Risks

Banro is or may be exposed to third party credit/contractual risk relating to obligations of Banro Group (Barbados) Limited (“BGB”). Banro has, through the conditions of the Plan and the terms and conditions of an Assignment and Assumption Agreement, attempted to ensure that the liabilities and obligations relating to the New Notes Indenture are transferred to and assumed by BGB, and that Banro is released from any such obligations. However, where such transfers or releases are not effective or are not obtained, Banro is subject to third party credit/contractual risk relating to the obligations of BGB. Such third party liabilities for which Banro may become liable could have a material adverse effect on the business, financial conditions and results of operation of Banro.

In certain circumstances, a court could void the New Notes and/or the Note Guarantees, and if that occurs, a Noteholder may not receive any payments on the New Notes

Canadian and U.S. federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the New Notes and the incurrence of the guarantees of the New Notes (the “Note Guarantees”). Other jurisdictions in which the guarantors are organized could have similar laws that could cause a guarantee to be voided.

Under Canadian federal bankruptcy laws and comparable provisions of provincial fraudulent conveyance and preferential legislation, payment of money or transfers of property made to a creditor or third party can be attacked as a fraudulent conveyance or preference in circumstances where the party making the payment was insolvent or on the verge of insolvency at the time it entered into the obligation to pay or entered into the obligation to pay with the intent to hinder, delay or defraud its creditors. Accordingly, any payment made by such an insolvent person pursuant to its guarantee or otherwise could be voided and required to be returned to the person or a fund for the benefit of the creditors of the person in the event that it is determined to be a fraudulent conveyance or preference.

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the New Notes or the Note Guarantees could be voided as a fraudulent transfer or conveyance if the Company or any of the guarantors, as applicable, (a) issued the New Notes or incurred the Note Guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the New Notes or incurring the Note Guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	the Company or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the New Notes or the incurrence of the Note Guarantee;

•

the issuance of the New Notes or the incurrence of the Note Guarantee left the Company or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	the Company or any of the guarantors intended to, or believed that the Company or such guarantor would, incur debts beyond the Company’s or the guarantor’s ability to pay as they mature; or

•

the Company or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against it or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the New Notes.

The Company cannot be certain as to the standards a court would use to determine whether or not the Company or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the New Notes or the Note Guarantee would be subordinated to Banro’s or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the New Notes or the incurrence of a Note Guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the New Notes or that Note Guarantee, could subordinate the New Notes or that Note Guarantee to presently existing and future indebtedness of the Company or of the related guarantor or could require the Noteholders to repay any amounts received with respect to that Note Guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, a Noteholder may not receive any repayment on the New Notes. Further, the avoidance of the New Notes could result in an event of default with respect to the Company and its subsidiaries’ other debt that could result in acceleration of that debt.

Although each Note Guarantee will contain a provision intended to limit such guarantor’s liability to the maximum amount that it could incur without causing the Note Guarantee to be a fraudulent transfer, this provision may not be effective to protect the Note Guarantee from being voided under fraudulent transfer law, or may reduce such guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the New Notes to other claims against the principle of equitable subordination if the court determines that (1) the Noteholders engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to the Company’s other creditors or conferred an unfair advantage upon the Noteholders and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.